UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 001-38876

ATIF HOLDINGS LIMITED

Room 3803,

Dachong International Centre, 39 Tonggu Road

Nanshan District, Shenzhen, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Amended and Restated Memorandum of Association and Articles of Association

On August 27, 2020, the Board of Directors (the “Board”) of ATIF Holdings Limited (the “Company”), by written resolutions, approved the amendment and restatement of the Company’s Memorandum and Articles of Association (“MAA”) to (i) remove the requirement of the directors to retire by rotation, (ii) the requirement of the Company to hold annual general meetings of shareholders (“AGM”) , and (iii) any references to AGMs in the MAA. The Company filed the amended and restated MAA with the Registry of Corporate Affairs of the British Virgin Islands on September 2, 2020.

The foregoing description of the Company’s MAA does not purport to be complete and is qualified in its entirety by reference to the M&A, attached as Exhibit 99.1 to this Form 6-K.

Incorporation by Reference

This Form 6-K, including all exhibits attached hereto, is hereby incorporated by reference into the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on June 12, 2020 (Registration file numbers 333-239131), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATIF Holdings Limited

	By:	/s/ Pishan Chi
Pishan Chi
Chief Executive Officer
Dated: September 9, 2020

EXHIBIT INDEX

Exhibit No.	Description
99.1	Amended and Restated Memorandum and Articles of Association of ATIF Holdings Limited, dated September 2, 2020.